WOODSIDE

04 MAR 16 AM 7:21

26 February 2004

04010579

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside to sell Bass Strait Assets, lodged with the Australian Stock Exchange on 26 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

dw 3/16

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 200
Commitment to Growth

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 26 FEBRUARY 2004
11:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE TO SELL BASS STRAIT ASSETS

Woodside Energy Ltd. has agreed to sell its Bass Strait exploration interests to Sydney-based oil and gas producer Anzon Energy Australia Limited for A$65 million.

Under agreements with Anzon, Woodside will sell its 30% interest in VIC/RL2 containing the Kipper gas field and its 100% interests in VIC/RL6, VIC/RL9 and VIC/RL10 which contain the Basker, Manta and Gummy oil and gas fields.

The sale of the VIC/RL2 asset is subject to consent of the other joint venturers and is conditional on government approvals. Sale of the other assets, which are wholly owned by Woodside, is conditional only on government approval.

Woodside's Bass Strait assets in southern Australia are held by its 100%-owned subsidiary, Woodside Eastern Energy Ltd.

Woodside's Gas Business Unit Director, David Maxwell, said the Bass Strait assets were acquired between 1999-2002 as a foundation for Woodside's move into the south-east Australian gas market.

"The subsequent discovery of the Thylacine and Geographe gas fields in mid-2001 in the Otway Basin have caused us to shift our focus to the development of those assets," Mr Maxwell said.

"The Otway Gas Project (Woodside's share 51.55%) is now the foundation for Woodside to supply gas customers in south-eastern Australia."

The Otway Project is on schedule for a final investment decision by mid-2004 with first gas expected during 2006.

Attachment: Location map

KAREN LANGE
Company Secretary

Location Map



VICTORIA
ORBOST
APPROX. LOCATION OF EAST COAST GAS PIPELINE
BAIRNSDALE
SALE
LONGFORD
Patricia/Baleen
RL5
Emperor
Moonfish
Sunfish
Tuna
Kipper
Vacant
RL3
Sole
Seahorse
Wirrah
Snapper
Turrum
RL2
Golden Beach
Barracouta
Marlin
Basker/Manta/Gummy
Flounder
Vacant
RL 10
RL6
Tarwhine
Fortescue/Halibut
RL 9
Dolphin
Bream
Mackerel
Perch
Kingfish
Yellowtail
Blackback/Terakihi
WOODSIDE
Oil Field
Gas Field
0 20km
N
200m
1000m
2000m
Woodside:
VIC/RL2
Woodside 30%
Esso 25%
BHP 25%
Santos 20%
VIC/RL6, 9 & 10:
Woodside 100%